

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

June 15, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.50% Senior Notes due June 30, 2023 of INTERNATIONAL SEAWAYS, INC. under the Exchange Act of 1934.


Sincerely,

An Intercontinental Exchange Company